Filed by Ares Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: American Capital, Ltd.

Commission File No. 814-00149

contact ARCC Strategic Acquisition of American Capital, Ltd. About the Acquisition On May 23, 2016, Ares Capital Corporation (NASDAQ: ARCC) and American Capital, Ltd. (NASDAQ: ACAS), the two largest business development companies(1), entered into a definitive merger agreement, providing for the acquisition of ACAS by ARCC through a series of mergers. We believe this strategic acquisition will enhance ARCC’s position as the largest business development company in the United States(1) and a leading direct lender to U.S. middle market companies, with approximately $12 billion in pro forma assets.(2) The combined company will remain externally managed by Ares Capital Management LLC and it is expected that all current ARCC officers and directors will remain in their current roles. While there can be no assurance on the exact timing, or that the acquisition will be completed at all, it is expected to close as early as the first week of January 2017. Following the acquisition, ARCC stockholders are expected to own approximately 74% and ACAS shareholders are expected to own approximately 26% of the combined company. A Compelling Combination The Boards of Directors of both ARCC and ACAS have unanimously approved the acquisition. We believe that this strategic acquisition: Enhances Stockholder Value: ARCC anticipates that the acquisition will be accre-tive to core earnings per share, with the potential for increased dividends over time Enhances Market Position: The acquisition enhances ARCC’s position as the larg-est business development company by total assets and market capitalization(3) and as a leading direct lender in the U.S. middle market Improves Borrower Value Proposition: The combined company will offer an en-hanced value proposition to financial sponsors and borrowers, with the ability to originate and hold larger transactions Accelerates Growth of Potentially High Returning Lending Program: The combi-nation may allow ARCC to accelerate the ramp and increase the target size of its potentially high yielding Senior Direct Lending Program joint venture Diversifies Our Balance Sheet: The acquisition will result in a more diversified bal-ance sheet across issuers and industries Improves Access to Capital Markets: With greater scale, we anticipate increased access to banks and capital market participants Creates Greater Fee Income Opportunities: The acquisition increases our balance sheet scale and potential for increased fee income from greater underwriting and distribution capabilities Waives Significant Fees: Ares Capital Management LLC, the external manager of ARCC, is waiving up to $100 million in potential income based fees for the ten calendar quarters beginning in the first full quarter after the acquisition Stockholder Resources Contacts Investors Jana Markowicz Partner, Investor Relations or Carl Drake Partner, Investor Relations 888-818-5298 irarcc@aresmgmt.com Media Bill Mendel Mendel Communications bill@mendelcommunications.com 212-397-1030 Proxy Voting Information • ARCC stockholders will receive a proxy card and voting instructions from our proxy solicitor, D.F. King & Co., Inc. • The ARCC Board of Directors, including the independent directors, unanimously recommends that ARCC stockholders vote their proxies now FOR the acquisition-related proposals in order to finalize the vote by the ARCC special meeting on December 15, 2016. • Please refer to the Proxy Brochure and the full text of our registration statement filed with the SEC on Form N-14, which includes a joint proxy statement and prospectus (links above). • Your vote is important, no matter how many shares you own. If you have any questions about how to vote your shares or need additional assistance, please contact ARCC’s proxy solicitor: D.F. King & Co., Inc. 800-967-7635 (TOLL-FREE) FAQ Proxy Brochure FORM N-14 Filed with SEC Investor Webcast Investor Presentation Press ReleaseS Combines the Two Largest Business Development Companies(1) Leverages Size and Scale to Capitalize on Attractive Middle Market Lending Dynamics About Ares capital portfolio Investor resources news our team about ares management search

Frequently Asked Questions What are the proposed transactions? On May 23, 2016, Ares Capital Corporation (“ARCC”), American Capital, Ltd. (“ACAS”), Orion Acquisition Sub, Inc. (“Acquisition Sub”), a wholly owned subsidiary of ARCC, Ivy Hill Asset Management, L.P. (“IHAM”), a wholly owned portfolio company of ARCC, Ivy Hill Asset Management, GP, the general partner of IHAM, American Capital Asset Management, LLC (“ACAM”), a wholly owned portfolio company of ACAS and solely for the limited purposes set forth therein, Ares Capital Management LLC (“ACM”) entered into a definitive merger agreement, providing for the acquisition of ACAS by ARCC through a series of mergers. Subject to the terms and conditions of the merger agreement, two mergers will occur: 1.Acquisition Sub will merge with and into ACAS, with ACAS remaining as the surviving entity in the merger as a wholly owned subsidiary of ARCC. 2.ACAM will merge with and into IHAM, with IHAM remaining as the surviving entity in the merger as a wholly owned portfolio company of ARCC. Immediately following the mergers, ACAS will convert into a Delaware limited liability company and withdraw its election as a “business development company” (as defined in the Investment Company Act of 1940, as amended). What consideration will ACAS stockholders receive in the mergers? Upon the completion of the mergers, and subject to the terms and conditions of the merger agreement, each share of ACAS common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive a combination of cash and ARCC common stock which can be approximately summarized as follows: Merger Consideration (per share of ACAS common stock) Per Share Amount of ARCC common stock) May 20, 2016 (note that the value of ARCC common stock ultimately depends on the $6.41 Cash from ARCC $2.45 Cash from Mortgage Manager (American Capital Mortgage Management, LLC) sale Additionally, depending on the effective time, each share of ACAS common stock issued and outstanding immediately prior to such effective time will be converted into the right to receive, if any, (1) if the closing occurs after the record date with respect to ARCC’s dividend payable with respect to the fourth quarter of 2016, 37.5% of the exchange ratio times ARCC’s dividend for such quarter, plus (2) if the closing occurs after the record date with respect to ARCC’s dividend payable with respect to the first quarter of 2017, 75% of the exchange ratio times ARCC’s dividend for such quarter, plus (3) if the closing occurs after the record date with respect to ARCC’s dividend for any subsequent quarter beginning with the second quarter of 2017, 100% of the exchange ratio times ARCC’s dividend for such quarter. Following completion of the mergers, based on the number of shares of ARCC common stock issued and outstanding as of the record date of the ARCC special meeting, ARCC stockholders will own approximately 74% of the combined company’s outstanding common stock and ACAS stockholders will own approximately 26% of the combined company’s outstanding common stock. When do you expect to complete the mergers? What are the conditions to the consummation of the mergers? While there can be no assurance as to the exact timing, or that the mergers will be completed at all, we expect to complete the mergers as early as the first week of January 2017. Consummation of the mergers is subject to ACAS stockholders adopting the merger agreement and ARCC stockholders approving the issuance of the shares of ARCC common stock to be issued pursuant to the merger agreement at a price below its then current net asset value per share, if applicable, and in accordance with NASDAQ listing rule requirements. The mergers are additionally subject to certain third party consents, including consents from certain investment funds managed by ACAM and its subsidiaries, approvals and consents required to be obtained by other third parties, including certain regulatory authorities, and satisfaction of other closing conditions set forth in the merger agreement. What happens if the mergers are not completed? If the mergers are not completed, ACAS stockholders will not receive any payment for their shares in connection with the mergers. Instead, ACAS will remain an independent public company and its common stock will continue to be listed and traded on NASDAQ. Under specified circumstances, ACAS or ARCC may be required to pay to, or be entitled to receive from, the other party a fee or reimbursement of expenses with respect to the termination of the merger agreement. In addition, if the mergers are not completed, the proceeds from ACAS’s sale of its Mortgage Manager (American Capital Mortgage Management, LLC) will remain with ACAS to be used for working capital and other general corporate purposes. How will the combined company be managed following the completion of the mergers? ARCC is an externally managed closed-end fund. Upon the completion of the mergers, the current directors and officers of ARCC are expected to continue in their current positions and ARCC’s investment adviser, ACM, will externally manage the combined company. Upon completion of the mergers, the current directors or officers of ACAS will not continue as directors or officers of the combined company. What are ARCC stockholders being asked to approve in connection with the mergers? ARCC stockholders are being asked to consider and vote on the following matters in connection with their special meeting, which will take place on December 15, 2016 at 3:00pm, New York time, at the Hyatt Regency Bethesda, 7400 Wisconsin Avenue, Bethesda, Maryland 20814. The board of directors, including the independent directors of ARCC, unanimously recommends that its stockholders vote: 1. “FOR” the issuance of the shares of ARCC common stock to be issued pursuant to the merger agreement at a price below its then current net asset value per share, if applicable 2. “FOR” the issuance of the shares of ARCC common stock to be issued pursuant to the merger agreement in accordance with NASDAQ listing rule requirements 3. “FOR” the adjournments of the ARCC special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the ARCC special meeting to approve the foregoing proposals The mergers cannot be completed unless ARCC stockholders approve proposals (1) and (2) above. It is very important that you vote your shares. However, you do not need to attend the stockholder meeting to vote your shares. You may simply sign the WHITE proxy card enclosed with your proxy materials and return it promptly in the postage-paid envelope provided or authorize your proxy by telephone or through the Internet. Instructions are shown on the proxy card. Please note that if you hold some or all of your shares in a brokerage account, your broker will not be permitted to vote your shares in relation to the above matters unless you provide them with instructions on how to vote your shares or arrange to attend the ARCC special meeting and vote your shares in person. For more information about the required stockholder approvals, see the sections of the registration statement on Form N-14 entitled “The Special Meeting of Ares Capital,” “Ares Capital Proposal #1: Issuance of Ares Capital Common Stock Pursuant to the Merger Agreement at a Price That is Below Its Then Current Net Asset Value Per Share, if Applicable” and “Ares Capital Proposal #2: Issuance of Ares Capital Common Stock Pursuant to the Merger Agreement in Accordance with NASDAQ Listing Rule Requirements”. Whom can I contact with additional questions about voting my ARCC shares? D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 1-800-967-7635 (toll free) 1-212-269-5550 (call collect) (1) Measured using market capitalization as of June 30, 2016. (2) Total pro forma assets as of June 30, 2016. Includes actual exits and repayments of investments occurring between July 1, 2016 and July 31, 2016 of $660 million at fair value (total proceeds of $658 million), including the sale of American Capital Mortgage Management, LLC and investments expected to be sold pursuant to contractual agreements as of July 31, 2016 of $111 million at fair value (total proceeds of $112 million). ARCC and ACAS cannot assure you that ACAS will sell all or any portion of these investments. (3) As of June 30, 2016. © 2016 Ares Capital Corporation Terms of Use | Privacy Policy | Site Map Total$17.40 Cash from Ares Capital Management$1.20 ARCC common stock (dollar equivalent; based on a fixed exchange ratio of 0.483 shares$7.34 The amount shown is based on the ARCC per share closing price at market close on value of ARCC common stock at the effective time and will fluctuate until such time)

Disclaimer No Offer or Solicitation The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Information and Where to Find It In connection with the proposed transaction, Ares Capital has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form N-14 (the “Registration Statement”) that includes a joint proxy statement of Ares Capital and American Capital (the “Joint Proxy Statement”) and that constitutes a prospectus of Ares Capital. The Joint Proxy Statement and Registration Statement, as applicable, are first being mailed or otherwise delivered to stockholders on or about October 18, 2016. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN CAPITAL, ARES CAPITAL, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC by American Capital and Ares Capital, free of charge, from the SEC’s web site at www.sec.gov and from either American Capital’s or Ares Capital’s web sites at www.americancapital.com or at www.arescapitalcorp.com. Investors and security holders may also obtain free copies of the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC from American Capital by contacting American Capital’s Investor Relations Department at 1-301-951-5917 or from Ares Capital by contacting Ares Capital’s Investor Relations Department at 1-888-818-5298. Participants in the Solicitation American Capital, Ares Capital and their respective directors, executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Ares Capital and American Capital stockholders in connection with the proposed transaction is set forth in the Joint Proxy Statement and Registration Statement filed with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement and the Registration Statement when such documents become available. These documents may be obtained free of charge from the sources indicated above. Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between American Capital and Ares Capital pursuant to a merger between American Capital and Ares Capital. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of American Capital and Ares Capital may not be obtained; (2) the risk that the mergers or other transactions contemplated by the ARCC/ACAS merger agreement may not be completed in the time frame expected by American Capital and Ares Capital, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of American Capital and Ares Capital; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving synergies and cost savings of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the ARCC/ACAS merger agreement; (10) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in laws or regulations or interpretations of current laws and regulations that would impact Ares Capital’s classification as a business development company; (13) changes in general economic and/or industry specific conditions; and (14) other risk factors as detailed from time to time in American Capital’s and Ares Capital’s reports filed with the SEC, including American Capital’s and Ares Capital’s respective annual reports on Form 10-K for the year ended December 31, 2015, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. Any forward-looking statements speak only as of the date of this communication. Neither American Capital nor Ares Capital undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. I agree to the terms and conditions. SUBMIT